Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,		Six months ended,
	Jul 3,	July 2,	Jul 3,	July 2,
(unaudited, in millions €, except per share data)	2022	2023	2022	2023

Net system sales	4,140.5	5,606.1	6,427.7	10,947.9
Net service and field option sales	1,290.0	1,296.2	2,537.2	2,700.6
Total net sales	5,430.5	6,902.3	8,964.9	13,648.5

Total cost of sales	(2,766.0)	(3,358.3)	(4,569.4)	(6,691.3)
Gross profit	2,664.5	3,544.0	4,395.5	6,957.2

Research and development costs	(789.1)	(999.9)	(1,527.8)	(1,947.8)
Selling, general and administrative costs	(222.0)	(281.1)	(429.7)	(541.4)
Income from operations	1,653.4	2,263.0	2,438.0	4,468.0

Interest and other, net	(10.8)	16.7	(26.4)	28.9
Income before income taxes	1,642.6	2,279.7	2,411.6	4,496.9

Income tax expense	(246.2)	(403.9)	(360.6)	(706.5)
Income after income taxes	1,396.4	1,875.8	2,051.0	3,790.4

Profit related to equity method investments	14.5	65.9	55.2	107.1
Net income	1,410.9	1,941.7	2,106.2	3,897.5

Basic net income per ordinary share	3.54	4.93	5.29	9.90
Diluted net income per ordinary share	3.54	4.93	5.28	9.89

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	398.3	393.8	398.4	393.8
Diluted	398.6	394.0	398.8	394.0

ASML - Ratios and Other Data

	Three months ended,		Six months ended,
	Jul 3,	July 2,	Jul 3,	July 2,
(unaudited, in millions €, except otherwise indicated)	2022	2023	2022	2023

Gross profit as a percentage of net sales	49.1%	51.3%	49.0%	51.0%
Income from operations as a percentage of net sales	30.4%	32.8%	27.2%	32.7%
Net income as a percentage of net sales	26.0%	28.1%	23.5%	28.6%
Income taxes as a percentage of income before income taxes	15.0%	17.7%	15.0%	15.7%
Shareholders’ equity as a percentage of total assets	24.0%	28.7%	24.0%	28.7%
Sales of lithography systems (in units) [1]	91	113	153	213
Value of booked systems [2]	8,461	4,500	15,438	8,252
Number of payroll employees in FTEs	32,627	38,866	32,627	38,866
Number of temporary employees in FTEs	2,689	2,676	2,689	2,676

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	July 2,
(unaudited, in millions €)	2022	2023

ASSETS
Cash and cash equivalents	7,268.3	6,341.3
Short-term investments	107.7	5.1
Accounts receivable, net	5,323.8	3,963.6
Finance receivables, net	1,356.7	1,650.8
Current tax assets	33.4	595.8
Contract assets	131.9	191.9
Inventories, net	7,199.7	7,734.4
Other assets	1,643.4	1,915.3
Total current assets	23,064.9	22,398.2

Finance receivables, net	—	71.7
Deferred tax assets	1,672.8	1,679.1
Loan receivable	364.4	364.4
Other assets	739.8	996.3
Equity method investments	923.6	1,040.4
Goodwill	4,555.6	4,555.6
Other intangible assets, net	842.4	789.2
Property, plant and equipment, net	3,944.2	4,727.9
Right-of-use assets	192.7	305.7
Total non-current assets	13,235.5	14,530.3

Total assets	36,300.4	36,928.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	17,983.6	16,754.3
Total current liabilities	17,983.6	16,754.3

Long-term debt	3,514.2	4,517.8
Deferred and other tax liabilities	267.0	372.8
Contract liabilities	5,269.9	4,205.3
Accrued and other liabilities	454.9	473.4
Total non-current liabilities	9,506.0	9,569.3

Total liabilities	27,489.6	26,323.6

Total shareholders’ equity	8,810.8	10,604.9
Total liabilities and shareholders’ equity	36,300.4	36,928.5

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,		Six months ended,
	Jul 3,	July 2,	Jul 3,	July 2,
(unaudited, in millions €)	2022	2023	2022	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,410.9	1,941.7	2,106.2	3,897.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	131.5	181.2	262.5	351.5
Impairment and loss (gain) on disposal	0.3	3.9	12.4	7.1
Share-based compensation expense	13.9	33.4	25.4	51.7
Inventory reserves	75.2	90.6	125.4	172.3
Deferred tax expense (benefit)	(94.7)	41.5	(134.4)	54.2
Equity method investments	(21.2)	(70.9)	(68.6)	(117.7)
Changes in assets and liabilities	1,037.0	(1,836.7)	(362.1)	(3,298.3)
Net cash provided by (used in) operating activities	2,552.9	384.7	1,966.8	1,118.3

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(231.5)	(537.8)	(471.6)	(1,069.8)
Purchase of intangible assets	(6.0)	(6.6)	(17.5)	(14.0)
Purchase of short-term investments	(206.4)	(0.5)	(226.0)	(18.7)
Maturity of short-term investments	299.6	—	559.1	121.1
Net cash provided by (used in) investing activities	(144.3)	(544.9)	(156.0)	(981.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(1,475.3)	(666.1)	(1,475.3)	(1,207.1)
Purchase of treasury shares	(1,178.5)	(492.6)	(3,216.7)	(888.9)
Net proceeds from issuance of shares	21.5	25.1	43.0	47.8
Net proceeds from issuance of notes, net of issuance costs	495.6	997.8	495.6	997.8
Repayment of debt and finance lease obligations	(500.7)	(0.7)	(514.2)	(2.2)
Net cash provided by (used in) financing activities	(2,637.4)	(136.5)	(4,667.6)	(1,052.6)

Net cash flows	(228.8)	(296.7)	(2,856.8)	(915.7)

Effect of changes in exchange rates on cash	1.2	(9.7)	1.5	(11.3)
Net increase (decrease) in cash and cash equivalents	(227.6)	(306.4)	(2,855.3)	(927.0)

Cash and cash equivalents at beginning of the period	4,324.1	6,647.7	6,951.8	7,268.3
Cash and cash equivalents at end of the period	4,096.5	6,341.3	4,096.5	6,341.3

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Jul 3,	Oct 2,	Dec 31,	Apr 2,	July 2,
(unaudited, in millions €, except per share data)	2022	2022	2022	2023	2023

Net system sales	4,140.5	4,254.7	4,747.9	5,341.8	5,606.1
Net service and field option sales	1,290.0	1,523.6	1,682.3	1,404.4	1,296.2
Total net sales	5,430.5	5,778.3	6,430.2	6,746.2	6,902.3

Total cost of sales	(2,766.0)	(2,784.6)	(3,119.3)	(3,333.0)	(3,358.3)
Gross profit	2,664.5	2,993.7	3,310.9	3,413.2	3,544.0

Research and development costs	(789.1)	(819.4)	(906.3)	(947.9)	(999.9)
Selling, general and administrative costs	(222.0)	(235.8)	(280.4)	(260.3)	(281.1)
Income from operations	1,653.4	1,938.5	2,124.2	2,205.0	2,263.0

Interest and other, net	(10.8)	(15.1)	(3.1)	12.2	16.7
Income before income taxes	1,642.6	1,923.4	2,121.1	2,217.2	2,279.7

Benefit from (provision for) income taxes	(246.2)	(252.0)	(357.3)	(302.6)	(403.9)
Income after income taxes	1,396.4	1,671.4	1,763.8	1,914.6	1,875.8

Profit related to equity method investments	14.5	30.1	52.7	41.2	65.9
Net income	1,410.9	1,701.5	1,816.5	1,955.8	1,941.7

Basic net income per ordinary share	3.54	4.29	4.60	4.96	4.93
Diluted net income per ordinary share	3.54	4.29	4.60	4.95	4.93

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	398.3	396.2	394.9	394.5	393.8
Diluted	398.6	396.6	395.2	394.8	394.0

ASML - Quarterly Summary Ratios and other data

	Jul 3,	Oct 2,	Dec 31,	Apr 2,	July 2,
(unaudited, in millions €, except otherwise indicated)	2022	2022	2022	2023	2023

Gross profit as a percentage of net sales	49.1%	51.8%	51.5%	50.6%	51.3%
Income from operations as a percentage of net sales	30.4%	33.5%	33.0%	32.7%	32.8%
Net income as a percentage of net sales	26.0%	29.4%	28.2%	29.0%	28.1%
Income taxes as a percentage of income before income taxes	15.0%	13.1%	16.8%	13.6%	17.7%
Shareholders’ equity as a percentage of total assets	24.0%	24.3%	24.3%	27.8%	28.7%
Sales of lithography systems (in units) [1]	91	86	106	100	113
Value of booked systems [2]	8,461	8,920	6,316	3,752	4,500
Number of payroll employees in FTEs	32,627	34,720	36,112	37,704	38,866
Number of temporary employees in FTEs	2,689	2,875	2,974	2,816	2,676

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Jul 3,	Oct 2,	Dec 31,	Apr 2,	July 2,
(unaudited, in millions €)	2022	2022	2022	2023	2023

ASSETS
Cash and cash equivalents	4,096.5	3,152.8	7,268.3	6,647.7	6,341.3
Short-term investments	305.4	210.0	107.7	4.8	5.1
Accounts receivable, net	5,376.7	5,840.2	5,323.8	3,454.7	3,963.6
Finance receivables, net	1,233.1	1,399.4	1,356.7	1,349.2	1,650.8
Current tax assets	658.0	305.6	33.4	253.6	595.8
Contract assets	270.4	276.9	131.9	236.4	191.9
Inventories, net	6,367.1	6,884.0	7,199.7	7,392.0	7,734.4
Other assets	1,528.1	1,657.5	1,643.4	1,722.4	1,915.3
Total current assets	19,835.3	19,726.4	23,064.9	21,060.8	22,398.2

Finance receivables, net	—	174.9	—	58.3	71.7
Deferred tax assets	1,240.8	1,599.6	1,672.8	1,667.4	1,679.1
Loan receivable	124.4	364.4	364.4	364.4	364.4
Other assets	752.9	745.2	739.8	1,012.8	996.3
Equity method investments	961.4	998.7	923.6	969.6	1,040.4
Goodwill	4,555.6	4,555.6	4,555.6	4,555.6	4,555.6
Other intangible assets, net	896.1	870.1	842.4	813.7	789.2
Property, plant and equipment, net	3,357.7	3,561.7	3,944.2	4,354.8	4,727.9
Right-of-use assets	188.4	206.9	192.7	290.2	305.7
Total non-current assets	12,077.3	13,077.1	13,235.5	14,086.8	14,530.3

Total assets	31,912.6	32,803.5	36,300.4	35,147.6	36,928.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	14,637.0	15,668.6	17,983.6	16,948.1	16,754.3
Total current liabilities	14,637.0	15,668.6	17,983.6	16,948.1	16,754.3

Long-term debt	4,385.3	3,503.1	3,514.2	3,536.0	4,517.8
Deferred and other tax liabilities	252.4	283.0	267.0	293.0	372.8
Contract liabilities	4,630.6	4,918.6	5,269.9	4,147.4	4,205.3
Accrued and other liabilities	358.7	475.1	454.9	436.8	473.4
Total non-current liabilities	9,627.0	9,179.8	9,506.0	8,413.2	9,569.3

Total liabilities	24,264.0	24,848.4	27,489.6	25,361.3	26,323.6

Total shareholders’ equity	7,648.6	7,955.1	8,810.8	9,786.3	10,604.9
Total liabilities and shareholders’ equity	31,912.6	32,803.5	36,300.4	35,147.6	36,928.5

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Jul 3,	Oct 2,	Dec 31,	Apr 2,	July 2,
(unaudited, in millions €)	2022	2022	2022	2023	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,410.9	1,701.5	1,816.5	1,955.8	1,941.7

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	131.5	137.9	183.2	170.3	181.2
Impairment and loss (gain) on disposal	0.3	13.2	13.7	3.2	3.9
Share-based compensation expense	13.9	22.5	21.0	18.3	33.4
Inventory reserves	75.2	81.8	71.3	81.7	90.6
Deferred tax expense (benefit)	(94.7)	(340.8)	(89.0)	12.7	41.5
Equity method investments	(21.2)	(36.8)	120.8	(46.8)	(70.9)
Changes in assets and liabilities	1,037.0	(409.8)	3,213.0	(1,461.6)	(1,836.7)
Net cash provided by (used in) operating activities	2,552.9	1,169.5	5,350.5	733.6	384.7

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(231.5)	(356.6)	(453.6)	(532.0)	(537.8)
Purchase of intangible assets	(6.0)	(7.7)	(12.3)	(7.4)	(6.6)
Purchase of short-term investments	(206.4)	(104.1)	(4.2)	(18.2)	(0.5)
Maturity of short-term investments	299.6	199.5	106.1	121.1	—
Loans issued and other investments	—	(240.0)	—	—	—
Net cash provided by (used in) investing activities	(144.3)	(508.9)	(364.0)	(436.5)	(544.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(1,475.3)	(543.5)	(541.1)	(541.1)	(666.1)
Purchase of treasury shares	(1,178.5)	(1,087.9)	(335.0)	(396.2)	(492.6)
Net proceeds from issuance of shares	21.5	19.9	18.9	22.7	25.1
Net proceeds from issuance of notes, net of issuance costs	495.6	—	—	—	997.8
Repayment of debt and finance lease obligations	(500.7)	(1.2)	(0.8)	(1.5)	(0.7)
Net cash provided by (used in) financing activities	(2,637.4)	(1,612.7)	(858.0)	(916.1)	(136.5)

Net cash flows	(228.8)	(952.1)	4,128.5	(619.0)	(296.7)

Effect of changes in exchange rates on cash	1.2	8.4	(13.0)	(1.6)	(9.7)
Net increase (decrease) in cash and cash equivalents	(227.6)	(943.7)	4,115.5	(620.6)	(306.4)

Cash and cash equivalents at beginning of the period	4,324.1	4,096.5	3,152.8	7,268.3	6,647.7
Cash and cash equivalents at end of the period	4,096.5	3,152.8	7,268.3	6,647.7	6,341.3

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2022 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, demand, expected utilization and capacity, backlog, inventory levels at customers, bookings and orders, outlook and expected financial results, including expected growth in revenue for 2023, estimated annualized effective tax rate and other full year 2023 expectations, including statements with respect to DUV immersion fast shipments and EUV fast shipments, expected net sales for Q3 2023, including installed base revenue, gross margin, R&D costs, SG&A costs, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, statements with respect to our capital allocation policy, including plans to return significant amounts of cash through growing dividends and buybacks, including the amount of shares intended to be repurchased under the program and the intention to pay an increasing dividend, our ESG sustainability strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, general trends and general consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, interest rates, geopolitical developments, the risk of a recession, demand for our customers’ products, performance of our systems, the impact of COVID-19 and other pandemics and measures taken to contain them on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including semiconductor inventory and utilization levels, customer demand, ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to adjust capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, including the impact of recent and expected changes in export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve performance on ESG sustainability and upgrade ESG strategy, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.